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                            December 28, 2020

       William Johns
       Chief Executive Officer
       Healthcare Capital Corp.
       301 North Market Street, Suite 1414
       Wilmington, DE 19801

                                                        Re: Healthcare Capital
Corp.
                                                            Registration
Statement on Form S-1
                                                            Filed December 21,
2020
                                                            File No. 333-251527

       Dear Mr. Johns:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Form S-1

       General

   1. We note your disclosure regarding Value Base Mergers & Acquisitions Ltd. Please disclose in the filing
how Value Base and your board advisors plan to assist you in the completion of the
offering and assist you in sourcing and negotiating with potential business combination
targets. Also describe how your advisors will fulfill some of the same functions as your
board members and how working with Value Base
                                                        would reduce
uncertainties with raising additional private capital. Please provide appropriate disclosure
required under Item 508 of Regulation S-K, including the terms of any material agreement
or compensation, or advise.
 William Johns
Healthcare Capital Corp.
December 28, 2020
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann at 202-551-3713 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,
FirstName LastNameWilliam Johns
                                                           Division of
Corporation Finance
Comapany NameHealthcare Capital Corp.
                                                           Office of Real
Estate & Construction
December 28, 2020 Page 2
cc:       Tamar Donikyan, Esq.
FirstName LastName